                                               1934 Act Registration No. 1-14418
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]              Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]                No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-              .)


================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File No. 333-14102, 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     SHARE REPURCHASE FROM KT CORPORATION BY THE COMPANY AND THE SALE BY THE COMPANY TO KT CORPORATION OF KT CORPORATION COMMON SHARES.

     SK Telecom Co., Ltd. (the "Company") announced on December 20, 2002 that its board of directors approved the Company's plan to make an application to the Korean Financial Supervisory Service (the "FSS") for the approval of the repurchase of the Company's shares from KT Corporation and the sale by the Company to KT Corporation of common shares of KT Corporation owned by the Company in two steps, meant to eliminate all cross-holdings between the Company and KT Corporation. Although the regulation allowing such exchange came into effect on December 18, 2002, the Company must still obtain approval from the FSS to execute the exchange. Such application was made to the FSS on December 20, 2002.

     The application states that the Company shall purchase from KT Corporation 8,266,923 of the Company's shares (which represents approximately 9.27% of the total issued and outstanding stock of the Company as of December 20, 2002 and all of the Company's shares owned by KT Corporation) and that KT Corporation shall purchase from the Company 29,808,333 common shares of KT Corporation (which represents approximately 9.64% of the total issued and outstanding stock of KT Corporation as of December 20, 2002 and all of the common shares of KT Corporation that the Company owns). The transaction is expected to be conducted at an agreed per share price of KRW 50,900 for each share of KT Corporation owned by the Company (total value KRW 1.5172 trillion) and a per share price of KRW 224,000 for each share of the Company owned by KT Corporation (total value KRW 1.8518 trillion).

     The Company has announced that it intends to cancel approximately 4,457,635 shares (or approximately 5% of the total issued and outstanding stock of the Company as of December 20, 2002) that it is expected to acquire from KT Corporation. The remaining 3,809,288 shares that the Company is expected to acquire from KT Corporation (or approximately 4.64% of the total issued and outstanding shares of the Company as of December 20, 2002) is expected to be retained by the Company as treasury shares for use in any future mergers and acquisitions transactions, strategic alliances or other corporate purposes to be determined by the Company's board of directors. As Korean regulation does not allow partial cancellation of the shares the Company buys back, the Company has announced that the purchase of the shares from KT Corporation will be done in two stages. The first stage is currently anticipated to be completed (pending FSS and board approval) on December 30, 2002 for the shares which are to be cancelled and the second stage on January 10, 2003 for the shares which are to be retained as treasury shares by the Company. KT Corporation is expected to sell the Company's shares it owns to the Company on the same two dates, in approximately equal amounts so that approximately 5% of the total issued and outstanding shares of the Company it owns will be sold to the Company on December 30, 2002, with the remaining 4.27% to be sold to the Company on January 10, 2003. The

Company also notes that the details of the transaction may change depending on the FSS review of the application.

     FISCAL YEAR 2002 PAYOUT RATIO AND USE OF FUTURE FREE CASH FLOW

     In keeping with the Company's focus on building shareholder value, the Company also announced on December 20, 2002 that the board of directors has set the dividend payout ratio for the fiscal year 2002 at approximately 10% of net income, an increase from the approximate 5% payout made for fiscal year 2001. Although no assurance can be given, that the Company will actually do so, the Company also announced that it expects to, based on the circumstances at such time, beginning in the fiscal year 2003, return to shareholders approximately 30% of the Company's free cash flow through cash dividends and/or stock repurchases.

     MERGER WITH SK IMT

     The Company also announced on December 20, 2002 that the board of directors of the Company approved the Company's plan to merge SK IMT Co., Ltd. ("SK IMT") with the Company by April, 2003. SK IMT is the Company's third generation mobile technology subsidiary. The Company announced that the merger of SK IMT falls under Korea's "small-scale merger" process allowing the Company and SK IMT to merge with the approval of only the respective boards of the two companies.

     The Company announced the following terms of the merger. For every SK IMT share, 0.11276 of the Company's shares is expected to be allocated. The exchange prices for the Company and SK IMT have been set at KRW 243,000 and KRW 27,400, respectively. An outside accounting firm, Samil applied the Korean Securities Exchange Law to calculate SKT's per share price and the Inheritance and Donation Tax Law to calculate SK IMT's per share price. The Company currently holds approximately 61.34% of the total issued outstanding shares of SK IMT and will, based upon the upon exchange ratio, have to issue a maximum of 2,615,878 new shares (approximately 2.93% of the total issued and outstanding shares of the Company as of December 20, 2002) to SK IMT's minority shareholders. Under the Korean Securities Exchange Law, the Company is not allowed to use treasury shares to facilitate the merger and will therefore be issuing new shares for the proposed merger with SK IMT.

     The Company announced that merging SK IMT into the Company makes sense both operationally and strategically. The Company announced that management believes that the merger will not only eliminate inefficiencies coming from providing almost the same kind of service through two separate entities but is also expected to leverage the Company's already strong brand name to its third generation mobile service.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SK TELECOM CO., LTD.



                                          By:   /s/ Sung Hae Cho
                                              --------------------
                                              Name:  Sung Hae Cho
                                              Title: Vice President
                                                     IR Office


Date: December 24, 2002